  EXHIBIT 99.1

June 26, 2017	Trading Symbol: TSX Venture - CLH

Coral Announces Normal Course Issuer Bid

Coral Gold Resources Ltd. (TSX-V – CLH; “Coral” or the “Company”) announces that the TSX Venture Exchange (“TSX-V”) has accepted for filing Coral’s Notice for its normal course issuer bid (the “Bid”) to be transacted through the facilities of the TSX-V.

Pursuant to the Bid, Coral may purchase up to 3,844,000 common shares, which represents approximately 10% of the total current public float (being the total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the unallocated working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the Bid is in the best interests of the Company and its shareholders.

David Wolfin, Coral’s Chief Executive Officer commented, “Coral recently acquired and cancelled 8.7% of its basic common shares outstanding through the recently completed transaction with Barrick Gold. Coral’s current market capitalization is substantially less than its current cash balance of approximately CDN$21M. In addition, Coral also owns a highly attractive NSR on the Robertson property in Nevada, which was recently acquired by Barrick Gold. Robertson is well-located and synergistic with Barrick’s Cortez operations and Barrick’s vision is to create a multi-mine operation at Cortez. Coral’s Board of Directors believe that the value of the Company’s assets is currently not appropriately reflected in Coral’s current share price and therefore believes that positioning Coral to repurchase and cancel its common shares is a prudent use of Coral’s cash that is accretive to Coral shareholders in the context of the current market.”

For additional information on the transaction with Barrick and Coral’s NSR on the Robertson property, please refer to Coral’s news release on June 8, 2017.

A copy of the Notice filed with the TSX-V may be obtained by any shareholder without charge by contacting the Secretary of the Company.

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About the Company:

The Company is exploring a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada. The Company intends to acquire new exploration and development projects, focused primarily in Nevada. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin,

President & Chief Executive Officer

Coral Gold Resources Ltd.

NEITHER THE TSX VENTURE EXCHANGE, NOR ITS REGULATION SERVICE PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

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